EXHIBIT 11.1


FOR IMMEDIATE RELEASE                         Contact: Michael B. Perrine
                                                       Chief Financial Officer
                                                       (512) 347 - 8787 Ext. 119


TRAVIS BOATS REPORTS RESULTS FOR THE QUARTER AND FISCAL YEAR ENDED SEPTEMBER 30, 2002; FILES NOTIFICATION OF LATE FILING OF 10-K; ANNOUNCES NEGOTIATIONS TO OBTAIN FINANCING

AUSTIN, TEXAS (December 31, 2002) - Travis Boats & Motors, Inc. ("Travis Boats" or the "Company") (Nasdaq/TRVS) today filed with the Security and Exchange Commission a Form 12b-25 Notification of Late Filing of the Company's 10-K for the fiscal year ended September 30, 2002. The Company requested the extension of the filing deadline for 15 days due to financing negotiations that have precluded the senior management from attending to the 10-K filing in a timely manner. Senior management has been working with the Company's senior inventory lenders and a major shareholder to negotiate a number of agreements intended to provide the Company with sufficient capital to meet current short-term financing needs from the Company's seasonal "off season" through the upcoming boat show selling season and to increase the Company's borrowing limits.

The Company also announced today that it has reached an agreement with its senior inventory lenders to amend its senior credit agreements to (i)waive various current or anticipated defaults, (ii) modify certain covenants and terms, and (iii) to extend the maturity date under those agreements from the original expiration date of January 31, 2003 to the new date of April 30, 2003, unless otherwise terminated earlier in accordance with the terms of the agreements. The Company's major shareholder has been a major contributor to the negotiations to modify these agreements.

The pending negotiations with this major shareholder and the senior inventory lenders were prompted by the Company's belief that current and anticipated future shortfalls exist in its working capital and maximum borrowing limits based upon the Company's current borrowing structure. This shortfall is influenced in part by the Company's seasonal trends which include the historically low sales levels during the October through December periods. This seasonal lull has been compounded by continued economic uncertainty, weak industry sales trends, and certain revised borrowing terms from certain of the senior inventory lenders which have had the effect of unexpectedly reducing the Company's borrowing base during this period. The reduction in the Company's borrowing base has been related to certain aged and discontinued new inventory and consequently the Company has been diligently reviewing inventory and coordinating plans for the disposal of this product.

The Company also reported the results of operations for the fourth quarter of fiscal 2002 and the fiscal year ended September 30, 2002.

Net sales were $40,644,000 for the quarter ended September 30, 2002, compared to net sales of $43,480,000 for the same quarter of the prior fiscal year. Net sales for the twelve months ended September 30, 2002 totaled $176,523,000, compared to net sales of $198,539,000 for the twelve months ended September 30, 2001. The reduction in net sales included amounts of $2,120,000 and $14,370,000, related to the impact of fewer stores operated during the quarter and the twelve months ended September 30, 2002, respectively. The Company had 34 and 37 stores in operation on September 30, 2002 and 2001, respectively. Comparable store sales declined 1.6% and 6.1% for the quarter (34 stores in base) and the twelve months (33 stores in base) ended September 30, 2002, respectively.

For the quarter ended September 30, 2002, the Company reported a net loss attributable to common shareholders of $8,699,000 ($2.01 per basic and diluted share) compared to a net loss of $2,911,000 ($.67 per basic and diluted share) for the same quarter of the prior fiscal year, respectively. Although the Company posted an operating loss for the quarter ended September 30, 2002, it did not record an income tax benefit applicable to the operating loss. The income tax benefit was offset by the creation of a valuation allowance in the approximate amount of $3,500,000. Thus, although the Company had an operating loss, it recorded an income tax expense for the quarter ended September 30, 2002. Deferred income tax assets are those amounts that may be claimed as offsets to future taxable incomes. Therefore, due to uncertainties of the future timing or amounts of taxable income, the valuation allowance was recorded to eliminate our deferred income tax assets which had previously been carried on our balance sheet.

For the fiscal year ended September 30, 2002, the Company reported a net loss attributable to common shareholders of $16,979,000 ($3.91 per basic and diluted share), compared to a net loss of $3,281,000 ($.75 per basic and diluted share) for the prior fiscal year, respectively. The net loss is inclusive of the extraordinary loss on extinguishment of debt and the impact of the cumulative effect of accounting change is from the Company's adoption of SFAS 142, "Goodwill and Other Intangible Assets" as of October 1, 2001. The application of the transition provisions of this new accounting standard required the Company to take a non-cash, non-recurring, after-tax charge of approximately $6,528,000 effective as of October 2001. The charge eliminated the Company's goodwill accounts.

The Company recorded inventory valuation allowances of $956,000 and $155,000 during the quarters ended September 30, 2002 and 2001, respectively. The increase in the valuation allowance for the 2002 period was the result of the Company's review of its inventory assets, particularly new, but aged or discontinued inventories, in light of the continued and prolonged weakness of sales demand within the marine industry.


TRAVIS BOATS & MOTORS, INC. and SUBSIDIARIES
Financial Highlights     (in thousands, except share and store data)
Unaudited (except as noted)                                 Three Months Ended       Twelve Months Ended
                                                              September 30,              September 30,
                                                            2002         2001          2002        2001
                                                          ---------    ---------     ----------  ----------
                                                                                                  Audited

Net sales..............................................     $40,644      $43,480    $176,523    $198,539

Cost of goods sold.....................................      32,361       34,341     138,495     152,005
Inventory Valuation Allowance..........................         956          155         956         155
                                                          -------------------------------------------------
Total cost of goods sold...............................      33,317       34,496     139,451     152,160
                                                          ---------    ---------   ----------  ----------
Gross profit...........................................       7,327        8,984      37,072      46,379
                                                          ---------    ---------   ----------  ----------

Selling, general and administrative....................      11,805       10,866      38,979      41,492
Store closing expense..................................         --           321          --         321
Depreciation and amortization..........................         611          761       2,479       2,906
                                                          ---------    ---------   ----------  ----------
                                                             12,416       11,948      41,458      44,719

Operating income/(loss)................................     (5,089)      (2,964)     (4,386)       1,660
Interest expense.......................................       (810)      (1,141)     (4,018)     (6,533)
Other income/(expense).................................        (27)          (6)          39          43
                                                          ---------    ---------   ----------  ----------

Loss before income taxes, cumulative effect of
accounting change and extraordinary item...............     (5,926)      (4,111)     (8,365)     (4,830)
Income tax benefit/(expense)...........................     (2,653)        1,200     (1,769)       1,549
                                                          ---------    ---------   ----------  ----------
Net loss   before   cumulative   effect  of   accounting
change and extraordinary item..........................    $(8,579)     $(2,911)   $(10,134)    $(3,281)

Cumulative effect of accounting  change,  net of taxes of
$2,281.................................................         --           --      (6,528)          --
Extraordinary  loss on  extinguishment  of  debt,  net of
taxes of $76...........................................         --           --        (130)          --
                                                          ---------    ---------   ----------  ----------
     Net loss..........................................   $(8,579)     $(2,911)    $(16,792)    $(3,281)

Preferred Stock dividends..............................      (120)           --        (187)          --
                                                          ---------    ---------   ----------  ----------
     Net loss attributable to common shareholders......   $(8,699)     $(2,911)    $(16,979)    $(3,281)
                                                          =========    =========   ==========  ==========

Basic and Diluted loss per share:
Net loss before dividends, cumulative effect of
accounting change and extraordinary item...............     (1.98)       (0.67)       (2.33)      (0.75)
Dividends..............................................     (0.03)           --       (0.05)          --
Cumulative effect of accounting change.................         --           --       (1.50)          --
Extraordinary loss on extinguishment of debt...........         --           --       (0.03)          --
                                                          ---------    ---------   ----------  ----------
     Net loss..........................................    $(2.01)      $(0.67)      $(3.91)     $(0.75)
                                                          =========    =========   ==========  ==========

Weighted average Basic and Diluted common shares
outstanding............................................  4,333,781    4,363,364    4,345,265   4,374,941


                                                              September 30,
                                                            2002          2001
                                                          ----------   ---------
Supplemental Data                                         Unaudited    Audited
------------------

Cash............................................       $ 4,253       $ 1,388
Inventory (net).................................       $56,957       $65,164
Revolving/Inventory debt........................       $58,874       $58,874
Stores open at end of period....................            34            37


Cautionary Statement for purposes of the Safe Harbor Provisions of the 1995 Private Securities Litigation Reform Act. The statements in this document or in documents incorporated by reference herein that are not historical facts are forward-looking statements as that term is defined in Section 21E of the Exchange Act that involve a number of risks, assumptions or uncertainties. The actual results of the future events could differ materially from those stated in such forward looking statements. Among the factors that could cause actual results to differ materially are: the impact of seasonality and weather, general economic conditions and the level of discretionary consumer spending, national or local catastrophic events, the identification of new markets and the
Company's ability to integrate new stores and personnel into existing operations. These and numerous other risk factors were identified in the Report on Form 10-K filed for fiscal year 2001 and other documents filed of record. We undertake no obligation to release any revisions to any forward looking statements.